Exhibit 12.1

Danaher Corporation
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

						Nine Months Ended
	2007	2008	2009	2010	2011	September 28, 2012
Fixed Charges:
Gross Interest Expense	$106,289	$125,175	$118,654	$117,167	$141,637	$116,660
Interest Element of Rental Expense	14,804	10,763	13,135	15,162	19,840	16,737
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Fixed Charges	$121,093	$135,938	$131,789	$132,329	$161,477	$133,397

Earnings Available for Fixed Charges:
Earnings from Continuing Operations Before Income Taxes	$1,326,062	$1,642,887	$1,326,062	$2,229,559	$2,447,849	$2,187,479
Add Fixed Charges	121,093	135,938	131,789	132,329	161,477	133,397
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Earnings Available for Fixed Charges	$1,447,155	$1,778,825	$1,457,851	$2,361,888	$2,609,326	$2,320,876

Ratio of Earnings to Fixed Charges	12.0	13.1	11.1	17.8	16.2	17.4

NOTE:   These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations (excluding earnings from 50% owned affiliates) before income taxes; plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on unrecognized tax benefits is included in the tax provision in the Company's Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.